UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

March 30, 2012

Barclays Bank PLC

(Name of Registrant)

1 Churchill Place

London E14 5HP

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT OF BARCLAYS BANK PLC ON FORM F-3 (NO. 333-169119) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Exhibits are filed herewith in connection with the issuance of the following Global Medium-Term Notes, Series A (collectively, the “Notes”) by Barclays Bank PLC (the “Company”) on date of this report on Form 6-K, pursuant to the Company’s automatic shelf registration statement on Form F-3 (File No. 333-169119):

•                  $15,000,000 Step-Up Fixed Rate Callable Notes due March 30, 2022

•                  $2,750,000 Notes due March 30, 2016 Linked to the Performance of a Basket of Commodity Indices

•                  $15,403,500 Contingent Income Auto-Callable Securities due March 30, 2015 (Based on the Performance of the Common Stock of General Electric Company)

•                  $10,918,500 Contingent Income Auto-Callable Securities due March 30, 2015 (Based on the Performance of the Common Stock of Caterpillar Inc.)

•                  $10,643,500 Contingent Income Auto-Callable Securities due March 30, 2015 (Based on the Performance of the Common Stock of GQUALCOMM Incorporated)

•                  $900,000 9.00% Exchangeable Notes due March 28, 2013 (Linked to the Common Stock of Apple, Inc.)

•                  $1,000,000 20.00% Exchangeable Notes due July 31, 2012 (Linked to the Common Stock of United States Steel Corporation)

•                  $1,000,000 15.00% Exchangeable Notes due May 22, 2012 (Linked to the Common Stock of McMoRan Exploration Co.)

•                  $400,000 9.50% Exchangeable Notes due March 28, 2013  (Linked to the Common Stock of Valero Energy Corporation)

•                  $100,000 19.00% Exchangeable Notes due March 28, 2013 (Linked to the Common Stock of InterOil Corporation)

•                  $100,000 14.25% Exchangeable Notes due September 28, 2012 (Linked to the Common Stock of Seagate Technology)

•                  $100,000 14.00% Exchangeable Notes due September 28, 2012 (Linked to the Common Stock of Western Refining, Inc.)

•                  $2,300,000 Annual Reset Coupon Buffered Notes due March 31, 2017 Linked to the S&P 500® Index

•                  $620,000 Buffered SuperTrackSM Digital Notes due March 31, 2014 Linked to the Performance of the S&P 500® Index

•                  $600,000 11.50% Exchangeable Notes due September 28, 2012 (Linked to the Common Stock of Peabody Energy Corporation)

•                  $200,000 9.50% Exchangeable Notes due March 28, 2013 (Linked to the Common Stock of Carpenter Technology)

•                  $600,000 8.00% Exchangeable Notes due March 28, 2013 (Linked to the Common Stock of Prudential Financial, Inc.)

•                  $700,000 16.50% Exchangeable Notes due June 26, 2012 (Linked to the Common Stock of Basic Energy Services, Inc.)

•                  $500,000 20.00% Exchangeable Notes due June 26, 2012 (Linked to the Common Stock of Green Mountain Coffee Roasters, Inc.)

•                  $570,000 Buffered Digital Plus Notes due September 30, 2015 Linked to the Performance of the Dow Jones Industrial AverageSM

Exhibit No.	Description
5.1	Opinion of Sullivan & Cromwell LLP, U.S. counsel to the Company, with respect to the validity of the Notes under New York law.
5.2	Opinion of Sullivan & Cromwell LLP, English counsel to the Company with respect to the Notes, as to certain matters under English law.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BARCLAYS BANK PLC
(Registrant)

Date: March 30, 2012	By:	/s/ Sean Gordon
Name: Sean Gordon
Title: Managing Director

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